March 28, 2002

Dear Shareholder:

      I am pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of March 15, 2002 (the “Merger Agreement”), with MSC.Software Corporation. (“Parent”) and MSC Acquisition II Corp., a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, on March 22, 2002, Purchaser commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of common stock of the Company at a purchase price of $18.85 per share, net to the shareholders in cash. The Offer will be followed by a merger (the “Merger”) of Purchaser with and into the Company, pursuant to which any remaining Shares will be converted into the right to receive $18.85 per Share in cash, without interest.

      The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interest of, the shareholders of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Credit Suisse First Boston Corporation, the Company’s financial advisor, that, as of the date of the opinion, the consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such holders, other than Parent or its affiliates, from a financial point of view. The attached Schedule 14D-9 describes in more detail the reasons for Board of Director’s conclusions and contains other information relating to the Offer. In addition, a copy of the opinion of Credit Suisse First Boston Corporation, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review conducted by Credit Suisse First Boston Corporation in rendering its opinion, is included as Annex A to the attached Schedule 14D-9. You should read the Schedule 14D-9, including all of the Annexes, carefully and in its entirety.

      The Offer to Purchase and related materials, including the Letter of Transmittal, sent to you by Purchaser should be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer, provide detailed information about the transactions and include instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

Sincerely,

Michael E. Korybalski
Chairman and Chief Executive Officer

Mechanical Dynamics, Inc.

2300 Traverwood Drive
Ann Arbor, Michigan 48105 USA
Phone: (734) 994-3800
Fax:   (734) 994-6418
E-mail: info@adams.com
Online: http://www.adams.com